

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Mark A. Smith
President and Chief Executive Officer
NioCorp Developments Ltd.
7000 South Yosemite Street, Suite 115
Centennial, CO 80112

> **Re: NioCorp Developments Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 22, 2022**
> **File No. 333-268227**

Dear Mark A. Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers About the Transactions, page 7

1. We note your disclosure here and throughout your filing that as a result of the Transactions, GX will become a subsidiary of NioCorp. Please revise to clarify the voting and equity interests that NioCorp will have in GX as a result of the Transactions. For example, we note that GX Class B common stock will be outstanding after the consummation of the Transactions. In addition, disclose in this section material terms relating to the Earnout Shares, and clarify the economic, voting and dividend rights of the holders of the GX Class B common stock in GX and the registrant before any exchange of such shares into shares of the registrant's common stock.

Summary
Ownership of the Combined Company After the Closing, page 32

2.   We note your response to prior comment 13, and note that your disclosure in this section regarding relative ownership and voting interests assumes that all of the Second Merger Class B Shares are exchanged into NioCorp Common Shares. Please also disclose in this section the ownership and voting interest of the GX Class B Holders assuming that such shares are not exchanged into NioCorp Common Shares.

Listing, page 34

3.   We note your revised disclosure in response to prior comment 10 that the Nasdaq listing is a closing condition that could be waived without further solicitation of the NioCorp Shareholders or GS Stockholders or recirculation of the joint proxy statement/prospectus. Please provide us with your analysis as to why recirculation or resolicitation would not be required if this condition were waived. Please include in your analysis why the holders of the public shares would not view the listing on Nasdaq as a material part of their voting decision or decision as to whether to exercise their redemption rights. In addition, please provide risk factor disclosure that addresses the potential consequences to investors, including the ability of investors to buy and sell shares of common stock, if the Nasdaq Capital Market does not approve the listing application of the Combined Company, but the parties waive this closing condition and proceed with the transactions.

GX Stockholders will experience immediate dilution due to the Transactions and may experience additional dilution as a consequence..., page 62

4.   We note your revised disclosure in response to prior comment 48. Please expand your tabular disclosure to reflect the possible sources of dilution that non-redeeming GX Public Stockholders could experience on a percentage basis. In addition, please revise to disclose any material assumptions used to calculate share amounts in this table, including with respect to the common shares issuable upon the conversion of the NioCorp Convertible Debentures into NioCorp Common Shares, and upon the exercise of all NioCorp Financing Warrants into NioCorp Common Shares.

Risk Factors
Risks Relating to GX and the Transactions
GX's Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from the GX Public Stockholders..., page 62

5.   We note your response to prior comment 19 and reissue it in part. Please provide your analysis on how such potential purchases would comply with Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance. In that regard, we note you disclose on page 20 that

privately negotiated purchases of shares may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account.

GX Proposal No. 3 Through No. 9 - The Charter Proposal, page 115

6. We note your revised disclosure that the non-binding, advisory proposals in GX Proposals No. 3 through No. 9 "will not apply" to the existing holders of GX Class A Shares because they will not continue to be direct stockholders of GX, as GX will be a subsidiary of NioCorp following the consummation of the Transactions. Please revise to clarify the significance of the GX charter following the consummation of the Transactions, including with respect to the rights of the holders of the Class B common stock and the registrant. Please also revise to clarify the impact that the GX charter will have on the registrant's shareholders following the consummation of the Transactions, as the charter of an operating subsidiary of the registrant.

7. We note your disclosure that the table in this section sets forth a summary of the key proposed changes and differences between the GX Existing Charter and the GX Proposed Charter. Please revise such table to disclose all material changes reflected in the GX Proposed Charter. For example, we note that the GX Proposed Charter includes provisions relating to dividends payable with respect to Earnout Shares.

The Transactions
Background of the Transactions, page 120

8. In order to provide investors with a better understanding of the transaction and corporate structure following the business combination, please explain the strategic rationale for implementing each of the First and Second Mergers.

9. We note you have revised your disclosure to disclose that because the exchange of GX Common Stock for NioCorp Common Shares is expected and intended to be a taxable exchange for U.S. federal income tax purposes and the GX Founder Shares held by the Sponsor have substantial built-in gain, it was agreed that the Sponsor would continue to own its GX Founder Shares following the transaction with a right to exchange the GX Founder Shares for NioCorp Common Shares in the future. Please expand your disclosure to explain in greater detail any material ways in which the structure benefits the Sponsor and achieves its intended benefits, including any tax and liquidity benefits. In addition, please ensure any conflicts of interest related to such benefits are addressed here and in the Risk Factors section.

10. We note your revised disclosure in response to prior comment 53 and reissue it in part. Please expand your disclosure to discuss that the estimated implied value of merger consideration to GX shareholders of $8.75 is at a discount to the GX Class A share closing price of $9.80 on September 23, 2022 and describe what consideration was given, if any, by GX's board to the discount to GX's Class A shares' trading price reflected in the consideration for the business transaction.

Opinion of GX's Financial Advisor, page 144

11.   We note your response to prior comment 40, including your response that the Corporate Presentation that Scalar reviewed was NioCorp's investor presentation providing an overview of the transactions with GX, the critical minerals NioCorp is focused on, and disclosing details on the Elk Creek Project that was subsequently filed as an Exhibit to the Current Report on Form 8-K filed by NioCorp on October 7, 2022. Please revise to provide such clarification in your filing.

Exhibits

12.   Please obtain and file a revised legality opinion that opines on all relevant securities being registered pursuant to the registration statement. In that regard, we note that you revised Exhibit 107 to reflect that you removed from registration the issuance of 83,871,907 NioCorp common shares issuable upon exchange of the Second Merger Class B Shares, but Exhibit 5.1 states that this registration statement seeks to register such Second Merger Common Shares. In addition, please ensure that the description of securities being registered under the registration statement as described in the opinion includes the 15,666,667 common share purchase warrants. In that regard, we note that such warrants are included in the fee table in Exhibit 107.

You may contact Brain McAllister, Staff Accountant, at (202) 551-3341 or Steve Lo, Staff Accountant, at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation